                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549


                                 SCHEDULE 13D
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934



                   LOEWS CINEPLEX ENTERTAINMENT CORPORATION
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                 Common Shares
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                  540423 110 0
                             -----------------------
                                (CUSIP Number)

                                  Tamotsu Iba
                          Executive Deputy President,
                            Chief Financial Officer
                               Sony Corporation
                              6-7-35 Kitashingawa
                      Shinagawa-ku, Tokyo 141-0001 Japan
                                81-3-5448-2111

                                with a copy to:

                            Morton A. Pierce, Esq.
                             Dewey Ballantine LLP
                          1301 Avenue of the Americas
                         New York, New York 10019-6092
                                (212) 259-8000


________________________________________________________________________________
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)


                                 May 14, 1998
--------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [_].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D
-----------------------                                  ---------------------
 CUSIP NO.540423 110 0                                     PAGE 2 OF 20 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON: Sony Corporation
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:


------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
                          00
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                             [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
              Japan
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                                0
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY                   21,934,625
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                                0
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                                21,934,625
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

          21,934,625
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
          Not Applicable                                                [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      49.9%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
          CO
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                 SCHEDULE 13D
-----------------------                                  ---------------------
 CUSIP NO. 540423 110 0                                    PAGE 3 OF 20 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON: Sony Pictures Entertainment Inc.
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:


------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
                        00
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                             [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Delaware
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                             0
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY                21,934,625
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                             0
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                             21,934,625
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

          21,934,625
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
          Not Applicable                                                  [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      49.9%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
          CO
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                 SCHEDULE 13D
-----------------------                                  ---------------------
 CUSIP NO.540423 110 0                                     PAGE 4 OF 20 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON: LTMB, Inc.
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:


------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
                         00
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                             [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
               Delaware
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                                0
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY                   19,270,321
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                                0
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                                19,270,321
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

               19,270,321
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
               Not Applicable                                           [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      43.8%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
          CO
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                 SCHEDULE 13D
-----------------------                                  ---------------------
 CUSIP NO. 540423 110 0                                    PAGE 5 OF 20 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON: CPE Holdings, Inc.
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:


------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
                        00
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                                [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Delaware
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF                0
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
     OWNED BY                 291,086.591
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                              0
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                              291,086.591
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
               291,086.591
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
               Not Applicable                                              [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      0.7%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
               CO
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

ITEM 1. SECURITY AND ISSUER

          This Statement relates to the common shares, par value $0.01 per share (the "Loews Cineplex Common Shares"), of Loews Cineplex Entertainment Corporation, a Delaware Corporation ("Loews Cineplex"). The address of the principal executive offices of Loews Cineplex is 711 Fifth Avenue, New York, New York 10022.

ITEM 2. IDENTITY AND BACKGROUND.

(a) This statement is filed jointly by Sony Pictures Entertainment Inc., a Delaware corporation ("Sony Pictures"), Sony Corporation, a Japanese corporation ("Sony"), LTMB, Inc., a Delaware corporation ("LTMB"), and CPE Holdings, Inc., a Delaware corporation ("CPE") (collectively, the "Reporting Persons"). Sony Pictures is a global entertainment company which has operations including motion picture production and distribution, television channels, production and syndication, home video acquisition and distribution, operation of studio facilities and development of new entertainment products, new uses and technologies. The principal business of Sony is the development, manufacture and sale of various kinds of electronic equipment, instruments and devices and the principal business of LTMB is the operating of motion picture theatres in the United States.
     CPE is a holding company for various assets of Sony Pictures.

     LTMB is a direct, wholly owned subsidiary of LTMA, Inc., a Delaware corporation which is a wholly owned subsidiary of Sony Pictures. CPE is jointly owned by Sony Pictures and SPE Corporate Services Inc., a California corporation. Sony Pictures and SPE Corporate Services Inc. are indirect, wholly owned subsidiaries of Sony.

(b) The principal executive offices of Sony Pictures are located at 10202 West Washington Boulevard, Culver City, California 90232-3195, the principal executive offices of Sony are located at 6-7-35 Kitashinagawa, Shinagawa-ku, Tokyo 141-0001 Japan, the principal executive offices of LTMB are located at 711 Fifth Avenue, New York, New York 10022 and the principal executive offices of CPE are located at 10202 West Washington Boulevard, Culver City, California 90232-3195

(c) Set forth in Schedule I to this Schedule 13D is the name, business address, present principal occupation or employment of each executive officer and director of the Reporting Persons.

(d) During the last five years, neither the Reporting Persons nor, to the best knowledge of the Reporting Persons, any of the persons listed on Schedule I has been convicted in a criminal proceeding.

(e) During the last five years, neither the Reporting Persons nor, to the best knowledge of the Reporting Persons, any of the persons listed on Schedule I has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, Federal or State securities laws or finding any violations with respect to such laws.

(f) Set forth in Schedule I of this Schedule 13D is information concerning the citizenship of the executive officers and directors of the Reporting Persons.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

          The Reporting Persons acquired beneficial ownership of 21,934,625 Loews Cineplex Common Shares and 1,202,486 Class A Non-Voting Common Shares, par value $0.01 per share of Loews Cineplex (the "Loews Cineplex Class A Non-Voting Common Shares"), in connection with the consummation of the transactions contemplated by the Master Agreement as defined in Item 4 below.

ITEM 4. PURPOSE OF THE TRANSACTION.

          Sony Pictures, LTM Holdings, Inc., a Delaware corporation and an indirect subsidiary of Sony Pictures ("LTM"), and Cineplex Odeon Corporation, a Canadian corporation ("Cineplex"), entered into an Amended and Restated Master Agreement dated as of September 30, 1997 (the "Master Agreement"), as amended by an Amending Agreement, dated as of May 14, 1998, among Cineplex, LTM, Universal (as defined below) and the Claridge Group (as defined below) (the "Amending Agreement"), providing for, among other things, a business combination involving LTM and Cineplex which resulted in Cineplex becoming a wholly owned subsidiary of LTM, and LTM changing its name to Loews Cineplex Entertainment Corporation. The business combination was effected on May 14, 1998, pursuant to a Plan of Arrangement of Cineplex under the Business Corporations Act of Ontario, Canada.

          Pursuant to the Master Agreement, (i) Cineplex exchanged all of the capital stock of its wholly owned subsidiary, Plitt Theatres, Inc., a Delaware corporation, with Loews Cineplex for 8,242,385 Loews Cineplex Common Shares,
(ii) Cineplex distributed all such Loews Cineplex Common Shares to its shareholders, other than dissenting shareholders, on a pro rata basis, in consideration for the purchase for cancellation of 82,423,849 shares of Cineplex capital stock and (iii) Loews Cineplex immediately thereafter acquired each remaining issued and outstanding share of Cineplex capital stock, other than shares held by dissenting shareholders, from the holder thereof in exchange for one-tenth of one Loews Cineplex Common Share, except that Loews Cineplex acquired 800,000 shares of Subordinate Restricted Voting Shares of Cineplex from Universal Studios, Inc., a Delaware corporation ("Universal"), in exchange for 80,000 Class B Non-Voting Common Shares, par value $0.01 per share of Loews Cineplex (the "Loews Cineplex Class B Non-Voting Common Shares"), and 40,000 common shares of Cineplex from the Trust (as defined below) in exchange for 4,000 Loews Cineplex Class B Non-Voting Common Shares. Upon the consummation of this transaction, the shareholders of Cineplex became shareholders of Loews Cineplex, and each of Plitt and Cineplex became a wholly owned subsidiary of Loews Cineplex.

          Pursuant to the Master Agreement, Loews Cineplex distributed to LTMB 19,269,348.25 Loews Cineplex Common Shares, and 1,202,486 Loews Cineplex Class A Non-Voting Common Shares. This distribution of Loews Cineplex Common Shares was in addition to the 972.75 Loews Cineplex Common Shares which were owned by LTMB.

          Pursuant to the Master Agreement, Sony Pictures, CPE, and Loews USA Cinemas, Inc., a Delaware corporation and a wholly owned subsidiary of Loews Cineplex ("Loews USA"), entered into a Stock Exchange Agreement dated as of May 14, 1998 (the "S&J Theatres Stock Exchange Agreement"). Pursuant to the S&J Theatres Stock Exchange Agreement, Loews USA transferred 291,086.591 Loews Cineplex Common Shares, which it had previously received from Loews Cineplex, to CPE in exchange for all of the issued and outstanding stock of S&J Theatres Inc., a California corporation and a wholly owned subsidiary of CPE.

          Pursuant to the Master Agreement, Sony Pictures, Star Theatres, Inc., a Delaware corporation and a wholly owned subsidiary of Sony Pictures ("Star Theatres"), and Loews Theatre Enterprises, Inc., a Delaware corporation and a wholly owned subsidiary of Loews Cineplex ("LTE"), entered into an Agreement and Plan of Merger, dated as of May 14, 1998 (the "Star Theatres Merger Agreement"). Pursuant to the Star Theatres Merger Agreement, Star Theatres merged with and into LTE, with LTE continuing as the surviving corporation, and in consideration therefor, Sony Pictures received 2,373,217 Loews Cineplex Common Shares, which LTE had previously received from Loews Cineplex.

          Concurrently with the execution and delivery of the Master Agreement, Universal, LTM, Sony Pictures, the Charles Rosner Bronfman Family Trust, a trust created under the laws of the province of Quebec, Canada (the "Trust"), and certain related individuals and entities (the Trust and such individuals, collectively, the "Claridge Group"), entered into an Amended and Restated Stockholders Agreement (the "Stockholders Agreement"), dated as of September 30, 1997, relating to certain arrangements involving Loews Cineplex including, among other things, (i) representation on the Loews Cineplex Board of Directors, (ii) consent rights for Sony Pictures and Universal in connection with certain actions by Loews Cineplex, (iii) purchase rights for Sony Pictures and Universal in connection with certain issuances of securities by Loews Cineplex, (iv) restrictions on the acquisition and disposition of Loews Cineplex securities by Sony Pictures, Universal and the Claridge Group and (v) registration rights covering Loews Cineplex securities beneficially owned by Sony Pictures, Universal and the Claridge Group. In addition, pursuant to the Stockholders Agreement, Sony Pictures is entitled to designate six directors on Loews Cineplex's Board of Directors.

          Concurrently with the execution and delivery of the Master Agreement, LTM and Universal entered into a Subscription Agreement (the "Subscription Agreement"), dated as of September 30, 1997, as amended by the Amending Agreement, which provided for, among other things, that in addition to receiving Loews Cineplex Common Shares pursuant to the Arrangement as a Cineplex shareholder, as an integral part of the business combination between Cineplex and LTM, Universal agreed to purchase 4,426,606 Loews Cineplex Common Shares for $84.5 million in cash.

          Upon the consummation of the transactions contemplated by the Master Agreement, Universal owned 11,691,249 Loews Cineplex Common Shares or 26.6% of the issued and outstanding Loews Cineplex Common Shares, the Claridge Group owned 4,324,003 Loews Cineplex Common Shares or 9.8% of the issued and outstanding Loews Cineplex Common Shares and other Cineplex shareholders owned 6,013,456 Loews Cineplex Common Shares or 13.7% of the issued and outstanding Loews Cineplex Common Shares. In addition, Universal owned 80,000 Loews Cineplex Class B Non-Voting Common Shares or 95.2% of the issued and outstanding Loews Cineplex Class B Non-Voting Common Shares and the Claridge Group owned 4,000 Loews Cineplex Class B Non-Voting Common Shares or 4.8% of the issued and outstanding Loews Cineplex Class B Non-Voting Common Shares.

          The preceding summary of certain provisions of the Master Agreement, the S&J Theatres Stock Exchange Agreement, the Star Theatres Merger Agreement, the Stockholders Agreement, the Subscription Agreement and the Amending Agreement is not intended to be complete and is qualified in its entirety by reference to the full text of such agreements. Copies of the Master Agreement, the S&J Theatres Stock Exchange Agreement, the Star Theatres Merger Agreement, the Stockholders Agreement, the Subscription Agreement and the Amending Agreement are filed as exhibits hereto and are incorporated herein by reference.

          ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

          (a)-(b) As a result of the transactions described in Item 4 above, Sony Pictures and Sony are the beneficial owners of 21,934,625 Loews Cineplex Common Shares or 49.9% of the issued and outstanding Loews Cineplex Common Shares, and 1,202,486 Loews Cineplex Class A Non-Voting Common Shares or 100% of the issued and outstanding Loews Cineplex Class A Non-Voting Common Shares. In addition, LTMB is the beneficial owner of 19,270,321 Loews Cineplex Common Shares or 43.8% of the issued and outstanding Loews Cineplex Common Shares and CPE is the beneficial owner of 291,086.591 Loews Cineplex Common Shares or 0.7% of the issued and outstanding Loews Cineplex Common Shares.

          As a result of the transactions described in Item 4 above, Sony Pictures and Sony share the power to vote 21,934,625 Loews Cineplex Common Shares or 49.9% of the issued and outstanding Loews Cineplex Common Shares. In addition, LTMB shares the power to vote 19,270,321 Loews Cineplex Common Shares or 43.8% of the issued and outstanding Loews Cineplex Common Shares and CPE shares the power to vote 291,086.591 Loews Cineplex Common Shares or 0.7% of the issued and outstanding Loews Cineplex Common Shares.

          Except as set forth in this Schedule 13D, neither the Reporting Persons nor, to the best knowledge of the Reporting Persons, any of their respective directors or executive officers are beneficial owners of any Loews Cineplex Common Shares.

          The Reporting Persons may be deemed to be part of a group with, and to share voting power over the shares held by, Universal and the Claridge Group within the meaning of Rule 13d-3 of the Securities Exchange Act of 1934, as amended (the "Exchange

Act"), by virtue of the fact that they are parties to the Stockholders Agreement. The Reporting Persons do not believe they are members of a group that includes Universal and the Claridge Group and disclaim beneficial ownership of the shares owned by Universal and the Claridge Group. The filing of this
Schedule 13D shall not be construed as an admission that the Reporting Persons are the beneficial owners of shares held by Universal and the Claridge Group or that the Reporting Persons, Universal and the Claridge Group constitute a group.

          (c) Neither the Reporting Persons nor, to the best knowledge of the Reporting Persons, any person named in Schedule I, has effected any transaction in Loews Cineplex Common Shares during the past 60 days, except as disclosed herein.

          (d) Not applicable.

          (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

          Except as described in Items 4 and 5 above, neither the Reporting Persons nor, to the best knowledge of the Reporting Persons, any of their respective directors or executive officers has any contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in
Item 2 and between such persons and any person with respect to any securities of Loews Cineplex, including, but not limited to, transfer or voting of any securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.


EXHIBIT NO.                                          DESCRIPTION
-----------                                          -----------
1 Amended and Restated Master Agreement, dated as of September 30, 1997, among Sony Pictures, LTM and Cineplex Odeon, as amended by an Amending Agreement, dated as of May 14, 1998, among Cineplex, LTM, Universal and the Claridge
                             Group.*

2 Stock Exchange Agreement, dated as of May 14, 1998, by and between CPE, Loews USA and Sony
                             Pictures.

___________________________

* Incorporated by reference to LTM's Registration Statement on Form S-4, Registration No. 333-46313, as filed with the Securities and Exchange Commission on February 13, 1998.

3 Agreement and Plan of Merger, dated as of May 14, 1998, by and between Star Theatres, LTE and Sony Pictures.

4 Amended and Restated Stockholders Agreement, dated as of September 30, 1997, among LTM, Sony Pictures, Universal Studios and the Claridge Group.*

5 Subscription Agreement, dated as of September 30, 1997, by and between LTM and Universal, as amended by an Amending Agreement, dated as of May 14, 1998, among Cineplex, LTM, Universal and the Claridge Group.*

6 Amending Agreement, dated as of May 14, 1998, among Cineplex, LTM, Universal and the Claridge
                             Group.

          After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.



Date:  May 27, 1998

                                        SONY PICTURES ENTERTAINMENT INC.

                                        By:  /s/ Ronald N. Jacobi
                                            ------------------------------------
                                        Name:    Ronald N. Jacobi
                                        Title:   Executive Vice President,
                                                 General Counsel and Secretary



                                        SONY CORPORATION

                                        By:  /s/ Tamotsu Iba
                                            ------------------------------------
                                        Name:    Tamotsu Iba
                                        Title:   Executive Deputy President,
                                                 Chief Financial Officer



                                        LTMB, INC.

                                        By:  /s/ Seymour H. Smith
                                            ------------------------------------
                                        Name:    Seymour H. Smith
                                        Title:   Executive Vice President and
                                                  Secretary



                                        CPE HOLDINGS, INC.

                                        By:  /s/ Ronald N. Jacobi
                                            ------------------------------------
                                        Name:    Ronald N. Jacobi
                                        Title:   Executive Vice President,
                                                 General Counsel and Secretary

                                 EXHIBIT INDEX


EXHIBIT NO.                                          DESCRIPTION
-----------                                          -----------
1 Amended and Restated Master Agreement, dated as of September 30, 1997, among Sony Pictures, LTM and Cineplex Odeon, as amended by an Amending Agreement, dated as of May 14, 1998, among Cineplex, LTM, Universal and the Claridge Group.*

2 Stock Exchange Agreement, dated as of May 14, 1998, by and between CPE, Loews USA and Sony
                             Pictures.

3 Agreement and Plan of Merger, dated as of May 14, 1998, by and between Star Theatres, LTE and Sony Pictures.

4 Amended and Restated Stockholders Agreement, dated as of September 30, 1997, among LTM, Sony Pictures, Universal Studios and the Claridge Group.*

5 Subscription Agreement, dated as of September 30, 1997, by and between LTM and Universal, as amended by an Amending Agreement, dated as of May 14, 1998, among Cineplex, LTM, Universal and the Claridge Group.*

6 Amending Agreement, dated as of May 14, 1998, among Cineplex, LTM, Universal and the Claridge
                             Group.

________________________

* Incorporated by reference to LTM's Registration Statement on Form S-4, Registration No. 333-46313, as filed with the Securities and Exchange Commission on February 13, 1998.

                   EXECUTIVE OFFICERS AND DIRECTORS OF SONY

Set forth below is the name, business address, principal occupation or employment and citizenship of each director and executive officer of Sony.
The name of each person who is a director of Sony is marked with an asterisk. Unless otherwise indicated, the business address of each person listed below is 6-7-35 Kitashingawa, Shinagawa-ku, Tokyo 141-0001 Japan. Unless otherwise indicated, each person listed below is a citizen of Japan.

NAME AND                                        PRINCIPAL OCCUPATION
BUSINESS ADDRESS                                    OR EMPLOYMENT                         CITIZENSHIP
----------------                                    -------------                         -----------
Norio Ohga*                           Chairman of the Board of Directors and
                                      Chief Executive Officer

Tsunao Hashimoto*                     Vice Chairman of the Board of Directors,
                                      Chief Human Resources Officer

Nobuyuki Idei*                        President, Co-Chief Executive Officer

Minoru Morio*                         Executive Deputy President,
                                      Chief Technology Officer

Kozo Ohsone*                          Executive Deputy President,
                                      Chief Production Officer

Yoshiyuki Kaneda*                     Executive Deputy President,
                                      Executive Representative, Western Japan

Tamotsu Iba*                          Executive Deputy President,
                                      Chief Financial Officer

Peter G. Peterson*                    Chairman of The Blackstone Group                        United States
345 Park Avenue
New York, New York  10154

Kenichi Suematsu*                     Advisor of The Sakura Bank
1-3-1 Kudan-minami,
Chiyoda-ku,
Tokyo 100-8611 Japan

Hideo Ishihara*                       Chairman of Goldman Sachs (Japan) Ltd.
ARK Mori Bldg., 5F,
1-12-32 Akasaka, Minato-ku,
Tokyo 107-6005 Japan

Kiyoshi Yamakawa                      Corporate Executive Vice President, In charge
                                      of Corporate External Relations

NAME AND                                        PRINCIPAL OCCUPATION
BUSINESS ADDRESS                                    OR EMPLOYMENT                         CITIZENSHIP
----------------                                    -------------                         -----------
Suehiro Nakamura                      Corporate Executive Vice President, President
                                      of Semiconductor Company, In charge of
                                      Electronic Devices Marketing Group and System LSI
                                      Design Center.

Kenichi Oyama                         Corporate Executive Vice President and
                                      Senior General Manager of Accounting
                                      & Finance Division

Hideo Nakamura                        Corporate Senior Vice President, In charge of
                                      Manufacturing System Business Center,
                                      Circuit Board Business Center,
                                      and Production Engineering Center

Masayuki Takano                       Corporate Senior Vice President,
                                      President of Display Company

Yasumasa Mizushima                    Corporate Senior Vice President, In charge of
                                      Procurement Center and Logistics Center

Masayoshi Morimoto                    Corporate Senior Vice President, Senior General
                                      Manager of Corporate Human Resources Division,
                                      General Manager of Risk Management Office,
                                      In charge of General Affairs Center and Capital
                                      Market & Investor Relations

Shizuo Takashino                      Corporate Senior Vice President, President of
                                      Personal A&V Products Company

Akiyosi Kawashima                     Corporate Senior Vice President, President of
                                      Recording Media & Energy Company

Mario Tokoro                          Corporate Senior Vice President, President of
                                      IT Laboratories

Toshitada Doi                         Corporate Vice President, President of
                                      D-21 Laboratory, In charge of ER Business Incubation
                                      Department.

Seiichi Watanabe                      Corporate Vice President, President of
                                      Research Center

Kenji Hori                            Corporate Vice President, In charge of
                                      Customer Satisfaction Center and
                                      Corporate IS Solutions

NAME AND                                    PRINCIPAL OCCUPATION
BUSINESS ADDRESS                               OR EMPLOYMENT                                     CITIZENSHIP
----------------                               -------------                                     -----------
Katsuaki Tsurushima                   Corporate Vice President, President of
                                      Advanced Development Laboratory, Senior
                                      General Manager of Super Audio CD
                                      Business Center

Kunitake Ando                         Corporate Vice President, President of
                                      Information Technology Company, In charge of
                                      VAIO Center

Takeo Eguchi                          Corporate Vice President, Deputy President of
                                      Broadcast & Professional System Company,
                                      In charge of Visual Communication Center,
                                      New Video Theatre Systems Planning
                                      Department and Card Systems Department

Shigeyuki Ochi                        Corporate Vice President, President of
                                      Media Processing Laboratories

Nobuyuki Watanabe                     Corporate Vice President, In charge of
                                      Corporate Environmental Affairs

Sunobu Horigome                       Corporate Vice President, President of
                                      Digital Network Solution Company

Tadasu Kawai                          Corporate Vice President, Senior General
                                      Manager of Corporate Marketing Center,
                                      General Manager of Corporate Regional
                                      Strategic Planning Department

Mitsuru Ohki                          Corporate Vice President, President of
                                      Broadcast & Professional System Company

Yoshio Nishi                          Corporate Vice President,
                                      Corporate Research Fellow of Recording Media
                                      & Energy Company

Yutaka Nakagawa                       Corporate Vice President, President
                                      of Personal & Mobile Communication Company,
                                      Senior General Manager of VAIO Center

Yukio Kubota                          Corporate Vice President, Deputy President
                                      of Digital Network Solution Company

Katsumi Ihara                         Corporate Vice President, President of
                                      Home A&V Products Company

                                   SCHEDULE I

               EXECUTIVE OFFICERS AND DIRECTORS OF SONY PICTURES

Set forth below is the name, business address, principal occupation or employment and citizenship of each director and executive officer of Sony Pictures. The name of each person who is a director of Sony Pictures is marked with an asterisk. Unless otherwise indicated, the business address of each person listed below is 10202 West Washington Boulevard, Culver City, California 90232. Unless otherwise indicated, each person listed below is a citizen of the United States.

NAME AND                                              PRINCIPAL OCCUPATION
BUSINESS ADDRESS                                          OR EMPLOYMENT                        CITIZENSHIP
----------------                                          -------------                        -----------
Norio Ohga*                                Chairman of the Board of Directors and                 Japan
6-7-35 Kitashinagawa,                      Chief Executive Officer, Sony Corporation
Shinagawa-ku, Tokyo 141-0001 Japan

Nobuyuki Idei*                             President, Chief Operating Officer, Sony               Japan
6-7-35 Kitashinagawa,                      Corporation
Shinagawa-ku, Tokyo 141-0001 Japan

Tsunao Hashimoto*                          Vice Chairman of the Board of Directors,               Japan
6-7-35 Kitashinagawa,                      Sony Corporation
Shinagawa-ku, Tokyo 141-0001 Japan

Tamotsu Iba*                               Executive Deputy President, Sony                       Japan
6-7-35 Kitashinagawa,                      Corporation
Shinagawa-ku, Tokyo 141-0001 Japan

John N. Calley*                            President & Chief Exeuctive Officer

Peter G. Peterson*                         Chairman of The Blackstone Group
345 Park Avenue
New York, NY 10154

H. Paul Burak*                             Partner,
575 Madison Avenue                         Rosenman & Colin, L.L.P.
New York 10022

Howard Stringer*                           Chairman of Sony Pictures
550 Madison Avenue
New York, New York 10022

Teruo Masaki*                              Deputy President,                                      Japan
550 Madison Avenue                         Sony Corporation of America
New York, New York 10022

Robert J. Wynne                            Co-President & Chief Operating
                                           Officer

NAME AND                        PRINCIPAL OCCUPATION
BUSINESS ADDRESS                    OR EMPLOYMENT                                CITIZENSHIP
----------------                    -------------                                -----------
Masayuki Nozoe                  Executive Vice President                             Japan

Edgar H. Howells, Jr.           Executive Vice President & Chief
                                Financial Officer

Beth Berke                      Executive Vice President, Human Resources

Jon Feltheimer                  Executive Vice President

Ronald N. Jacobi                Executive Vice President, General Counsel
                                & Secretary

Yair Landau                     Executive Vice President, Corporate
                                Development & Strategic Planning

Joseph W. Kraft                 Senior Vice President & Treasurer

Robert H. Moses                 Vice President

                                  SCHEDULE I

                   EXECUTIVE OFFICERS AND DIRECTORS OF LTMB

Set forth below is the name, business address, principal occupation or employment and citizenship of each director and executive officer of LTMB. The name of each person who is a director of LTMB is marked with an asterisk. Unless otherwise indicated, the business address of each person listed below is 711 Fifth Avenue, New York, New York 10022. Unless otherwise indicated, each person listed below is a citizen of the United States.


NAME AND                                   PRINCIPAL OCCUPATION
BUSINESS ADDRESS                              OR EMPLOYMENT                   CITIZENSHIP
----------------                              -------------                   -----------
Lawrence J. Ruisi*                         President

Seymour H. Smith                           Executive Vice President
                                           and Secretary

Robert Moses                               Vice President
555 Madison Avenue
New York, New York 10022

                                  SCHEDULE I

                    EXECUTIVE OFFICERS AND DIRECTORS OF CPE

Set forth below is the name, business address, principal occupation or employment and citizenship of each director and executive officer of CPE. The name of each person who is a director of CPE is marked with an asterisk. Unless otherwise indicated, the business address of each person listed below is 10202 West Washington Boulevard, Culver City, California 90232-3195. Unless otherwise indicated, each person listed below is a citizen of the United States.


NAME AND                                 PRINCIPAL OCCUPATION
BUSINESS ADDRESS                            OR EMPLOYMENT                   CITIZENSHIP
----------------                            -------------                   -----------
Beth Berke*                              Executive Vice President,
                                         Human Resources,
                                         Sony Pictures Entertainment Inc.

Edgar H. Howells, Jr.*                   Executive Vice President and
                                         Chief Financial Officer,
                                         Sony Pictures Entertainment Inc.

Ronald N. Jacobi*                        Executive Vice President,
                                         General Counsel and Secretary,
                                         Sony Pictures Entertainment Inc.

Joel Grossman                            Senior Vice President and
                                         Assistant Secretary

Joseph W. Kraft                          Senior Vice President and
                                         Treasurer

Leah Weil                                Senior Vice President and
                                         Assistant Secretary

Robert Moses                             Vice President
555 Madison Avenue
New York, New York 10022